   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 2000

                                            REGISTRATION STATEMENT NO. 333-42056
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

             (Exact name of registrant as specified in its charter)

                 MASSACHUSETTS                                     04-2976299
        (State or Other Jurisdiction of                         (I.R.S. Employer
        Incorporation or Organization)                       Identification Number)

                             TEN POST OFFICE SQUARE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 912-1900

   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                TIMOTHY L. VAILL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.
                             TEN POST OFFICE SQUARE
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 912-1900

(Name, address, including zip code, and telephone number, including area code of agent for service)
                         ------------------------------

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

           WILLIAM P. MAYER, ESQ.                                LEE MEYERSON, ESQ.
           ANDREW F. VILES, ESQ.                             SIMPSON THACHER & BARTLETT
        GOODWIN, PROCTER & HOAR LLP                             425 LEXINGTON AVENUE
               EXCHANGE PLACE                                    NEW YORK, NEW YORK
      BOSTON, MASSACHUSETTS 02109-2881                             (212) 455-2000
               (617) 570-1000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------


                        CALCULATION OF REGISTRATION FEE



                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
               TITLE OF                       AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
      SECURITIES TO BE REGISTERED           BE REGISTERED        PER SHARE(1)       OFFERING PRICE(2)   REGISTRATION FEE(2)
COMMON STOCK, $1.00 PAR VALUE..........       3,514,000             $12.75             $44,803,500            $10,206



(1) Based upon the average of the high and low sale prices reported on the Nasdaq National Market on August 25, 2000 and estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.



(2) Includes $9,991 paid in connection with the initial filing of this registration statement on July 24, 2000 and $215.43 being paid in connection with the filing of this amendment and the registering of an additional 64,000 shares, in accordance with Rule 457(a) under the Securities Act of 1933.

                         ------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2000



   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.



                                 3,064,000 SHARES


                      BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

                                   COMMON STOCK
                                 $      PER SHARE

   -----------------------------------------------------------------------------


   This is a public offering of common stock of Boston Private Financial Holdings, Inc. We are offering 3,000,000 shares of common stock with this prospectus. The selling stockholders identified in this prospectus are offering an additional 64,000 shares. See "Selling Stockholders." We will not receive any of the proceeds from the sale of shares by the selling stockholders. This is a firm commitment underwriting.



   Our common stock is traded under the symbol "BPFH" on the Nasdaq National Market. On August 31, 2000, the closing price for our common stock was $13.3125.


   OUR SHARES ARE NOT DEPOSIT ACCOUNTS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


   SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DESCRIPTION OF THE RISK FACTORS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU INVEST IN OUR COMMON STOCK.



                                                                    PER SHARE      TOTAL
                                                                    ---------   -----------
      Price to public.............................................  $           $
      Underwriting discount.......................................
      Proceeds to our company.....................................
      Proceeds to the selling stockholders........................


   We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase up to a maximum of 450,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

   -----------------------------------------------------------------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE COMMISSIONER OF BANKS OF THE COMMONWEALTH OF MASSACHUSETTS, NOR THE FEDERAL DEPOSIT INSURANCE CORPORATION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  CIBC WORLD MARKETS
                          THE ROBINSON-HUMPHREY COMPANY
                                                  TUCKER ANTHONY CAPITAL MARKETS

                  The date of this prospectus is       , 2000.

                               TABLE OF CONTENTS


                                                               PAGE
                                                             --------
Prospectus Summary..........................................     4
Risk Factors................................................     8
Forward-Looking Statements..................................    14
Use of Proceeds.............................................    15
Capitalization..............................................    16
Business....................................................    17
Selling Stockholders........................................    20
About This Prospectus.......................................    21
Where You Can Find More Information.........................    21
Underwriting................................................    22
Legal Matters...............................................    24
Experts.....................................................    24


The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                       BOSTON PRIVATE FINANCIAL HOLDINGS

We are a financial services holding company that focuses on providing wealth management services to our high net worth client base.


We deliver banking, trust, investment management and financial planning services through our four principal subsidiaries:


 - Boston Private Bank & Trust Company, a Massachusetts chartered trust company founded in 1987, provides banking, investment management and trust services,


 - RINET, an investment adviser, offers strategic tax and estate planning, asset allocation, investment management and family office services,



 - Sand Hill Advisors, an investment management company, manages $1.0 billion of assets for primarily high net worth individuals, and


 - Westfield Capital Management, an investment management company, manages $2.1 billion of assets for high net worth individuals and institutions.

The following principles comprise our operational strategy:

 - We offer a range of products to attract high net worth clients and support their wealth creation and wealth transfer. These products include:

    -- jumbo mortgage loans for established and emerging high net worth clients,

    -- commercial lending, cash management and deposit services for owner managed, middle market companies,

    -- financial planning services, including tax planning and preparation, investment analysis, estate planning and trust management, and

    --  private asset management products for high net worth clients.


 - We are seeking to diversify geographically to targeted areas of new wealth in the U.S., as exemplified by our recent acquisition of Sand Hill Advisors in Menlo Park, California.


 - We are expanding our range of financial product offerings to meet more of our clients' needs at each point in their life.

 - We are working to cross market our services among our subsidiaries to take advantage of their respective expertises.

 - We outsource all non-client related activities to minimize our overhead and keep our management focused on delivering client service.


At June 30, 2000, we had, on a pro forma basis reflecting our recent acquisition of Sand Hill Advisors, $4.9 billion in assets under management. Of these assets, 75% were invested in equity securities, 17% were invested in fixed income accounts and the remaining 8% were held in cash. These assets include approximately $300 million in restricted stock, which Sand Hill Advisors manages at a discounted fee under a special program for high net worth clients employed primarily in the high-tech sector.



At June 30, 2000, we managed assets for approximately 2,000 individual accounts. We provide large and small cap growth styles of equity investing through separate accounts, trust accounts and limited partnerships engaged primarily in hedging activities. At June 30, 2000 we had total balance sheet assets of $730.5 million, total loans of $520.8 million, total deposits of $575.5 million and shareholders' equity of $43.6 million. Over the past five years, our earnings per share have grown 18.2% on a compounded annual basis. For the same period, our return on average common equity has averaged 21.60%. Our non-interest income as a percentage of total revenue was 58.7% for the year ended December 31, 1999 and 54.7% for the six months ended June 30, 2000. The relative magnitude of our non-interest income as a percentage of revenue underscores our success in diversifying our business with fee-generating services. If we had completed the Sand Hill Advisors acquisition at the beginning of the relevant period, non-interest income as a percentage of total revenue would have been 61.9% for the year ended December 31, 1999 and 58.1% for the six months ended June 30, 2000.


RECENT EVENTS


On July 20, 2000, we announced our second quarter results. Our net income for the six months ended June 30, 2000 was $4.0 million, or $0.33 per diluted share, which marked a 31.8% increase over the results for the same period in 1999. Our net interest income increased by $2.8 million, or 33.8%, from period to period, reflecting not only significant growth in average earning assets but also a slight improvement in our net interest margin. We also announced that we would pay our stockholders of record on August 1, 2000 a dividend of $0.03 per share on August 15, 2000. We finished the second quarter with approximately $3.9 billion in assets under management, up nearly 31.6% from June 30, 1999, and up 7.1% from year-end. The acquisition of Sand Hill Advisors will add approximately $1.0 billion to that total. At June 30, 2000, we had $730.5 million in assets, an increase of 28.8% from the end of 1999. Loans increased 15.6% and deposits increased 36.9% from levels at December 31, 1999. Finally, for the six months ended June 30, 2000 we had a return on average equity of 19.41% and a return on average assets of 1.24%.



On August 31, 2000, we acquired Sand Hill Advisors, Inc., an 18-year old investment advisory firm servicing the wealth management market, primarily in Northern California. Sand Hill Advisors operates as one of our wholly owned subsidiaries from its offices in Menlo Park, California. At June 30, 2000, Sand Hill Advisors had approximately 170 clients and $1.0 billion in assets under management. We estimate the purchase price will be $16 million, after all of the contingent payments have been made, and will be paid using a combination of approximately 73% cash and 27% common stock. In connection with the transaction, several of the principals of Sand Hill Advisors entered into long-term employment agreements and non-competition/non-solicitation agreements with us.


OUR COMPANY

Boston Private Financial Holdings, Inc. was incorporated in Massachusetts in 1987 and is a registered bank holding company under the Bank Holding Company Act of 1956. Our address is Ten Post Office Square, Boston, Massachusetts 02109 (telephone number (617) 912-1900).

                                  THE OFFERING


Common stock being offered by our company....  3,000,000 shares (excluding shares which may be issued pursuant to the over-allotment
                                               option)
Common stock being offered by the selling
  stockholders...............................  64,000 shares

Total shares being offered...................  3,064,000 shares

Common stock to be outstanding after this
  offering...................................  14,776,488 shares

Use of proceeds..............................  Approximately $8.6 million to repay debt incurred to finance the Sand Hill Advisors
                                               acquisition and the remainder for general
                                               corporate purposes

Nasdaq National Market symbol................  BPFH

Annual dividends per share, commenced
  January 15, 2000...........................  $0.12


The number of shares that will be outstanding after this offering excludes 1,442,624 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
            (dollars in thousands, except share and per share data)


                                                                                                          AS OF AND FOR THE
                                                                                                          SIX MONTHS ENDED
                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,                     JUNE 30,
                                      --------------------------------------------------------------   -----------------------
                                         1995         1996         1997         1998         1999         1999         2000
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
ASSETS UNDER MANAGEMENT.............  $1,683,000   $2,075,000   $2,410,000   $2,839,000   $3,660,000   $2,980,000   $3,921,000

OPERATING RATIOS
Return on average assets............        1.99%        2.14%        1.13%(3)       1.34%       1.41%       1.25%        1.24%
Return on average common equity.....       27.05%       29.00%       13.39%(3)      18.54%      20.05%      17.51%       19.41%
Total fees and other income/total
  revenue(1)........................       59.31%       61.49%       58.71%       58.43%       58.74%       56.14%       54.67%
Net interest margin(2)..............        3.52%        3.85%        3.99%        3.78%        3.76%        3.68%        3.76%

INCOME STATEMENT
Net interest income.................  $    7,498   $    9,311   $   11,394   $   14,148   $   17,535   $    8,301   $   11,107
Total fees and other income.........      10,929       14,866       16,198       19,886       24,960       10,624       13,395
Net income (after tax)..............       4,402        5,493        3,526(3)      5,471       7,196        3,015        3,968

Diluted earnings per share..........       $0.43        $0.52        $0.30(3)      $0.46       $0.60        $0.25        $0.33
Basic earnings per share............       $0.44        $0.53        $0.31        $0.48        $0.62        $0.26        $0.34
Average diluted shares
  outstanding.......................  10,160,000   10,646,000   11,725,697   11,888,357   11,910,444   11,889,953   12,089,100
Average common shares outstanding...   9,957,000   10,363,000   11,355,697   11,483,814   11,590,757   11,568,670   11,696,838

BALANCE SHEET
Total assets........................  $  245,926   $  294,424   $  369,543   $  457,815   $  567,373   $  529,052   $  730,536
Loans...............................     155,256      206,107      276,825      348,951      450,388      394,852      520,822
Deposits............................     178,885      209,302      258,301      334,852      420,535      392,607      575,525
Borrowings..........................      41,983       53,722       79,753       82,643       97,259       93,833      103,906
Shareholders' equity................      19,224       26,140       26,292       32,613       39,145       35,448       43,621

ASSET QUALITY
Non-performing loans to total
  loans.............................        0.41%        0.47%        0.27%        0.16%        0.29%        0.24%        0.21%
Non-performing assets to total
  assets............................        0.36%        0.36%        0.23%        0.12%        0.23%        0.18%        0.15%
Net loans charged-off to average
  loans.............................       (0.07)%      (0.00)%      (0.12)%       0.09%        0.01%       (0.01)%      (0.02)%
Allowance for loan losses to
  total loans.......................        1.25%        1.25%        1.32%        1.26%        1.18%        1.22%        1.20%
Allowance for loan losses to
  non-performing loans..............      304.87%      262.10%      487.95%      776.28%      405.16%      510.89%      560.72%

CAPITAL ADEQUACY
Risk based capital ratio:
  Tier 1............................       11.38%       12.95%        9.94%       10.61%       10.59%       10.63%       10.06%
  Total.............................       12.63%       14.20%       11.20%       11.87%       11.84%       11.88%       11.31%
  Leverage ratio....................        6.21%        7.90%        6.64%        6.54%        6.79%        6.76%        6.20%


------------------------------

(1)  Total revenue is defined as net interest income plus fees and other income.

(2) Net interest margin represents net interest income on a fully-taxable equivalent basis as a percentage of average interest-earning assets.

(3) Before deducting $1.2 million of non-recurring merger expenses, net income for the year ended December 31, 1997 was $4.7 million, or $0.40 per share, return on average assets was 1.52% and return on average common equity was 17.94%.

                                  RISK FACTORS

BEFORE PURCHASING SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, IT COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE RISKS AND UNCERTAINTIES BELOW ARE NOT THE ONLY ONES WE ARE FACING. WE MAY HAVE OTHER RISKS OR UNCERTAINTIES OF WHICH WE ARE NOT YET AWARE OR WHICH WE CURRENTLY BELIEVE ARE IMMATERIAL THAT MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THESE RISKS AND UNCERTAINTIES SHOULD OCCUR, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY SHARES OF OUR COMMON STOCK.

A DECLINE IN SECURITIES PRICES COULD ADVERSELY AFFECT OUR BUSINESS

Our investment management business could be adversely affected by a decline in the financial and securities markets. Declines in prevailing securities prices could occur as a result of a number of factors, including an economic downturn or financial crisis in the U.S. or abroad, political events, adverse public perceptions of economic prospects or general market volatility, all of which are beyond our control. In recent periods the U.S. and certain foreign securities markets have experienced unprecedented levels of price fluctuations over short periods of time. The increases in our assets under management over the past several years have been attributable in part to rising market prices for equity securities. A decline in prevailing market prices could have the opposite effect. Because most of our investment advisory contracts provide for fees based on the market value of the assets under management, declines in securities prices may have a material adverse effect on our results of operations and financial condition.

Moreover, Westfield Capital receives performance-based fees resulting from its status as general partner or investment manager of three limited partnership investment funds. The amounts of these fees are impacted directly by the investment performance of Westfield Capital. As a result, the future revenues from such fees are likely to fluctuate and may be affected by conditions in the capital markets and other general economic conditions.


Even when securities prices are generally rising, performance can be affected by investment style. We have historically focused on the growth style of investing, which has been more successful in recent years than the value style. While we have made efforts to diversify our investing styles over the past several years, the small to mid cap growth style of investing remains our predominant investing style. If market conditions were to change such that the value style of investing became significantly more successful, our investment operations could be adversely affected.


WE MAY NOT BE ABLE TO ATTRACT AND RETAIN BANKING CUSTOMERS AT CURRENT LEVELS

Competition in the local banking industry coupled with our relatively small size may limit the ability of our banking subsidiary, Boston Private Bank & Trust Company, to attract and retain banking customers. Boston Private Bank & Trust Company faces competition from the following:

 - other banking institutions, including larger downtown Boston and suburban-based commercial banking organizations,

 - savings banks,

 - credit unions,

 - other financial institutions, and

 - non-bank financial service companies serving eastern Massachusetts and adjoining areas.

In particular, Boston Private Bank & Trust Company's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided.

Because Boston Private Bank & Trust Company maintains a smaller staff and has fewer financial and other resources than larger institutions with which it competes, it may be limited in its ability to attract customers. In addition, some of Boston Private Bank & Trust Company's current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than Boston Private Bank & Trust Company can accommodate given its relatively small capital base.

If Boston Private Bank & Trust Company is unable to attract and retain banking customers, it may be unable to continue its loan growth and its results of operations and financial condition may otherwise be negatively impacted. Because Boston Private Bank & Trust Company is our sole banking subsidiary, its financial performance is very significant to our overall results of operations and financial condition.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN INVESTMENT MANAGEMENT CLIENTS AT CURRENT LEVELS


Due to the intense local competition and our relatively short history and limited record of performance in the investment management business, Boston Private Bank & Trust Company and our investment management subsidiaries, Westfield Capital, Sand Hill Advisors and RINET, may not be able to attract and retain investment management clients at current levels.


In the investment management industry, we compete primarily with the following:

 - commercial banks and trust companies,

 - mutual fund companies,

 - investment advisory firms,

 - stock brokerage firms,

 - law firms, and

 - other financial services companies.

Competition is especially keen in our geographic market area, because there are numerous well established and successful investment management firms in Boston. Competition is based on a number of factors, including the range of products offered, brand recognition, investment performance, the level of fees and commissions charged for services and the customer perception of financial strength. Many of our competitors have significantly greater capital and other resources than we do and offer a broader line of products and services than we do. The recent trend toward consolidation within the investment management, securities and banking industries has increased these competitive pressures. In addition, since there are relatively few barriers to entry by new investment management firms, we expect additional competition in the future.

In addition, our ability to retain investment management clients may be impaired by the fact that our investment management contracts are typically short-term in nature. Substantially all of our investment management revenues are derived from investment management contracts which are typically terminable upon less than 30 days' notice. Most of our clients may withdraw funds from accounts under management generally in their sole discretion.

DEFAULTS IN THE REPAYMENT OF LOANS MAY NEGATIVELY IMPACT OUR BUSINESS

Defaults in the repayment of loans by Boston Private Bank & Trust Company's customers may negatively impact our business. A borrower's default on its obligations under one or more of Boston Private Bank & Trust Company's loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the collection and work-out of the loan.

In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Boston Private Bank & Trust Company may have to write-off the loan in whole or in part. In such situations, Boston Private Bank & Trust Company may acquire real estate or other assets which secure the loan through foreclosure or other similar available remedies. In such cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

Boston Private Bank & Trust Company's management periodically makes a determination of an allowance for loan losses based on available information, including the quality of its loan portfolio, certain economic conditions, the value of the underlying collateral and the level of its non-accruing loans. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, management determines that additional increases in the allowance for loan losses are necessary, Boston Private Bank & Trust Company will incur additional expenses.

Bank regulatory agencies also periodically review Boston Private Bank & Trust Company's allowance for loan losses and the values attributed to real estate acquired through foreclosure or other similar remedies. These regulatory agencies may require Boston Private Bank & Trust Company to reduce its determination of the value for these items.

A DOWNTURN IN THE LOCAL ECONOMY OR REAL ESTATE MARKET COULD NEGATIVELY IMPACT OUR BANKING BUSINESS

A downturn in the local economy or real estate market could negatively impact our banking business. Because Boston Private Bank & Trust Company serves primarily individuals and smaller businesses located in eastern Massachusetts and adjoining areas, with a particular concentration in the Greater Boston Metropolitan Area, the ability of Boston Private Bank & Trust Company's customers to repay their loans is impacted by the economic conditions in these areas. Boston Private Bank & Trust Company's commercial loans are generally concentrated in the following customer groups:

 - real estate developers and investors,

 - financial service providers,

 - technology companies,

 - manufacturing and communications companies,

 - professional service providers,

 - general commercial and industrial companies, and

 - individuals.

Boston Private Bank & Trust Company's commercial loans, with limited exceptions, are secured by either real estate typically consisting of income producing residential and commercial properties, marketable securities or corporate assets typically consisting of accounts receivable, equipment or inventory. Substantially all of Boston Private Bank & Trust Company's residential mortgage and home equity loans are secured by residential property in eastern Massachusetts. As a result, conditions in the real estate market specifically, and the Massachusetts economy generally, can materially impact the ability of Boston Private Bank & Trust Company's borrowers to repay their loans and affect the value of the collateral securing these loans. In addition, because of the concentration of loans in this region, a natural catastrophe such as a hurricane could adversely affect the value of the collateral securing a substantial portion of these loans.

FLUCTUATIONS IN INTEREST RATES MAY NEGATIVELY IMPACT OUR BANKING BUSINESS

Fluctuations in interest rates may negatively impact the business of Boston Private Bank & Trust Company. Boston Private Bank & Trust Company's main source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-bearing assets such as loans and investment securities and the interest expense incurred in connection with interest-bearing liabilities such as deposits and borrowings. Boston Private Bank & Trust Company's net interest income can be affected significantly by changes in market interest rates. In particular, changes in relative interest rates may reduce Boston Private Bank & Trust Company's net interest income as the difference between interest income and interest expense decreases. As a result, Boston Private Bank & Trust Company has adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources. However, we cannot assure you that a significant change in interest rates will not negatively impact Boston Private Bank & Trust Company's results from operations or financial position.

An increase in interest rates could also have a negative impact on Boston Private Bank & Trust Company's results of operations by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to Boston Private Bank & Trust Company's allowance for possible loan losses.

OUR COST OF FUNDS FOR BANKING OPERATIONS MAY INCREASE AS A RESULT OF GENERAL ECONOMIC CONDITIONS, INTEREST RATES AND COMPETITIVE PRESSURES

Our cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures. Boston Private Bank & Trust Company has traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. Historically and in comparison to commercial banking averages, Boston Private Bank & Trust Company has had a higher percentage of its time deposits in denominations of $100,000 or more. Within the banking industry, the amounts of such deposits are generally considered more likely to fluctuate than deposits of smaller denominations. If as a result of general economic conditions, market interest rates, competitive pressures or otherwise, the value of deposits at Boston Private Bank & Trust Company decreases relative to its overall banking operations, Boston Private Bank & Trust Company may have to rely more heavily on borrowings as a source of funds in the future.

OUR BUSINESSES ARE HIGHLY REGULATED AND FAILURE TO COMPLY WITH THOSE REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

 INVESTMENT MANAGEMENT

Our investment management business is highly regulated, primarily at the federal level. The failure of any of our subsidiaries that provide investment management services to comply with applicable laws or regulations could result in fines, suspensions of individual employees or other sanctions, including revocation of such subsidiary's registration as an investment adviser.


Specifically, four of our subsidiaries, including Westfield Capital, Sand Hill Advisors and RINET, are registered investment advisers under the Investment Advisers Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In addition, Westfield Capital acts as a subadvisor and Sand Hill Advisors acts as an advisor to mutual funds which are registered under the Investment Company Act of 1940 and are subject to that act's provisions and regulations.


We are also subject to the provisions and regulations of ERISA to the extent we act as a "fiduciary" under ERISA with respect to certain of our clients. ERISA and the related provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client of ours, as well as certain transactions by the fiduciaries and certain other related parties to such plans.

 BANKING

Bank holding companies and banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. Boston Private Financial Holdings is subject to the federal Bank Holding Company Act of 1956 and to regulation and supervision by the Federal Reserve Board. Boston Private Bank & Trust Company, as a Massachusetts chartered trust company the deposits of which are insured by the Federal Deposit Insurance Corporation, is subject to regulation and supervision by the Massachusetts Commissioner of Banks and the FDIC.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. The FDIC and the Massachusetts Commissioner of Banks possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Boston Private Financial Holdings and Boston Private Bank & Trust Company may conduct business and obtain financing.

Furthermore, our banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve Board. Changes in monetary or legislative policies may affect the interest rates Boston Private Bank & Trust Company must offer to attract deposits and the interest rates it must charge on its loans, as well as the manner in which it offers deposits and makes loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Boston Private Bank & Trust Company.


In connection with obtaining regulatory approvals for our recent acquisition of Sand Hill Advisors, we committed to the Federal Reserve Board that we would increase our regulatory capital ratios by September 30, 2000 to not less than 10% total risk weighted capital, 6% Tier 1 risk weighted capital and 5% leverage. The common stock issued in this offering will enable us to meet these commitments.


IN CONNECTION WITH OUR ACQUISITION OF SAND HILL ADVISORS AND TO THE EXTENT THAT WE ACQUIRE OTHER COMPANIES IN THE FUTURE, OUR BUSINESS MAY BE NEGATIVELY IMPACTED BY CERTAIN RISKS INHERENT WITH SUCH ACQUISITIONS

Although we do not have an aggressive acquisition strategy, we have in the past considered, and will in the future continue to consider, the acquisition of other banking and investment management companies. To the extent that we acquire other companies in the future, our business may be negatively impacted by certain risks inherent with such acquisitions. These risks include the following:

 - the risk that the acquired business will not perform in accordance with management's expectations,

 - the risk that difficulties will arise in connection with the integration of the operations of the acquired business with the operations of our banking or investment management businesses, particularly to the extent we are entering new geographic markets,

 - the risk that management will divert its attention from other aspects of our business,

 - the risk that we may lose key employees of the acquired business, and


 - the risks associated with entering into geographic and product markets in which we have limited or no direct prior experience.


WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THIS OFFERING AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE

Our board of directors and management will have broad discretion over the use of the net proceeds of this offering. You may disagree with the judgment of our board of directors and management regarding the application of the proceeds of this offering.

THE MARKET PRICE OF OUR COMMON STOCK HAS FLUCTUATED, AND COULD FLUCTUATE SIGNIFICANTLY

The market price of our common stock has been volatile in the past and could continue to be subject to wide fluctuations in response to quarterly variations in our operating results, including fluctuations in the availability and price of purchased loans, changes in earnings estimates by analysts, material announcements by us or our competitors, governmental regulatory action, the liquidity of the market for our common stock, changes in general economic or market conditions and broad market fluctuations, or other events or factors, many of which are beyond our control. The stock market has experienced extreme price and volume fluctuations which have affected market prices of smaller capitalization companies and which often have been unrelated to the operating performance of such companies. In addition, our operating results may be below the expectations of securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.

WE MAY NOT CONTINUE TO PAY DIVIDENDS ON OUR COMMON STOCK

Until the fourth quarter of 1999, we had never declared or paid cash dividends on our common stock. Our ability to pay dividends is subject to regulatory limitations. We are under no obligation to continue to pay dividends and we may discontinue payment of dividends at any time.

THE ANTI-TAKEOVER PROVISIONS OF OUR GOVERNING DOCUMENTS MAY MAKE IT MORE DIFFICULT FOR US TO BE ACQUIRED

Federal and state laws impose restrictions, including regulatory approval requirements, on the acquisition of control of a bank holding company such as Boston Private Financial Holdings. In addition, our Articles of Organization and By-laws contain anti-takeover provisions, including a staggered board of directors, a class of authorized but unissued preferred stock, and advance notice provisions for proposals by stockholders at stockholder meetings. These anti-takeover provisions may prevent a potential acquiror from taking us over and, therefore, result in the loss of a take-over premium to our stockholders.

                           FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position and estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS


Our net proceeds from the sale of the 3,000,000 shares of our common stock are estimated to be $37.1 million ($42.8 million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $13.3125 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Selling Stockholders." We intend to use approximately $8.6 million of the net proceeds from this offering to repay debt incurred to finance the acquisition of Sand Hill Advisors. The remaining $28.5 million, or 76.8%, of the net proceeds will be available for general corporate purposes, including potential capital contributions to our subsidiaries to support the future growth of their businesses. Our outstanding debt incurred to finance the acquisition of Sand Hill Advisors bears interest at variable rates based on the federal funds rate plus 1.75% and matures in August 2001. This interest rate was 8.25% at August 30, 2000.



In connection with the acquisition of Sand Hill Advisors, we committed to the Federal Reserve Board that we would increase our regulatory capital ratios by September 30, 2000. A purpose of this offering is to obtain sufficient capital to meet this commitment. We estimate that approximately $3.9 million of the offering proceeds would have been needed on our balance sheet at June 30, 2000 in order to meet these regulatory capital ratios assuming completion of the acquisition at that date. These proceeds will be used for general corporate purposes.



We have not yet determined how the portion of the net proceeds allocated to general corporate purposes will be used. Our board of directors and management will have broad discretion over the use of this portion of the net proceeds. You should read the risk factor entitled "We Will Have Broad Discretion as to the Use of the Proceeds from this Offering and May Use the Proceeds in a Manner With Which You Disagree" for a description of the risks accompanying this degree of discretion in our application of the net proceeds of this offering.

                                 CAPITALIZATION


The following table sets forth our capitalization at June 30, 2000 on an actual basis and as adjusted to reflect the sale by us of the 3,000,000 shares of common stock offered by this prospectus at an assumed offering price of $13.3125 per share and the application of the net proceeds of this offering as set forth under "Use of Proceeds."



                                                                         JUNE 30, 2000
                                                                    -----------------------
                                                                                     AS
                                                                      ACTUAL      ADJUSTED
                                                                    ----------   ----------
                                                                    (dollars in thousands)
      Stockholders' equity:
       Undesignated preferred stock, $1.00 par value, 2,000,000
         shares authorized; none issued or outstanding............         --           --
       Common stock, $1.00 par value, 30,000,000 shares
         authorized; 11,776,488 shares issued and outstanding
         actual; 14,776,488 issued and outstanding as
         adjusted(1)..............................................    $11,776      $14,776
       Additional paid-in capital.................................     13,077       47,218
       Retained earnings..........................................     20,016       20,016
       Accumulated other comprehensive (loss) income..............     (1,248)      (1,248)
                                                                      -------      -------
       Total stockholders' equity.................................     43,621       80,762
                                                                      -------      -------
      Total capitalization........................................    $43,621      $80,762
                                                                      =======      =======


------------------------------

(1) Excludes 1,442,624 shares of common stock which may be issued under stock options outstanding at June 30, 2000.

                                    BUSINESS

OUR COMPANY

Boston Private Financial Holdings is a Massachusetts corporation and a registered bank holding company under the Bank Holding Company Act of 1956. We are the parent holding company of Boston Private Bank & Trust Company, our wholly-owned bank subsidiary. Boston Private Bank & Trust Company is a trust company chartered in Massachusetts and insured by the Federal Deposit Insurance Corporation.


We conduct substantially all of our business through our wholly-owned subsidiaries, Boston Private Bank & Trust Company, Westfield Capital, Sand Hill Advisors and RINET. Westfield Capital is located at One Financial Center in Boston, Massachusetts, Sand Hill Advisors is located at 3000 Sand Hill Road, Menlo Park, California, RINET is located at 10 Post Office Square, Boston, Massachusetts, and Boston Private Bank & Trust Company and our principal offices are located at Ten Post Office Square, Boston, Massachusetts.


Through Boston Private Bank & Trust Company, we pursue a "private banking" business strategy and are principally engaged in providing banking, investment and fiduciary products to high net worth individuals, their families and their businesses in the greater Boston area and New England and, to a lesser extent, Europe and Latin America. Boston Private Bank & Trust Company offers a broad range of basic deposit services, including checking and savings accounts, with automated teller machine access, and cash management services through sweep accounts and repurchase agreements. Boston Private Bank & Trust Company also offers commercial, residential mortgage, home equity and consumer loans. In addition, Boston Private Bank & Trust Company provides investment advisory and asset management services, securities custody and safekeeping services, trust and estate administration and IRA and Keogh accounts.

Through Westfield Capital, we serve the investment needs of individuals, families, trusts, endowments, foundations, pension and profit-sharing plans and 401(k) plans. Westfield Capital invests primarily in equities of companies which it expects to grow at above normal rates, and although Westfield Capital is not limited to such investments, it has a particular focus on companies deemed to have small to mid-sized capitalizations. In addition, Westfield Capital acts as the managing general partner or investment manager of three limited partnerships, one of which invests primarily in technology stocks and the other two of which invest primarily in equities of growth companies.


Through Sand Hill Advisors, we provide investment management and counseling services primarily to individuals, families and trusts. Sand Hill Advisors specializes in providing these services to clients acquiring wealth suddenly through inheritance, divorce or separation from an employer. Our professionals at Sand Hill Advisors work closely with clients on goal-setting, asset diversification, reductions of restricted stock positions and establishing rate of return targets.


Through RINET, we engage in financial planning, tax planning and investment management services for affluent individuals and families. Services we offer through RINET include tax preparation, asset allocation, estate planning, charitable planning, and planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing.

INVESTMENT MANAGEMENT

We provide a range of investment management services to individuals, families, trusts, endowments, foundations, pension and profit-sharing plans and 401(k) plans. These services include the management of equity portfolios, fixed income portfolios, balanced portfolios, liquid asset management portfolios and mutual fund holdings. Portfolios are managed based on the investment objectives of each client, with each portfolio being positioned to benefit from long-term market trends.

TRUST ADMINISTRATION

Acting as a fiduciary, we provide trust administration and estate settlement services. The services we provide include the ongoing fiduciary review of trust instruments, the collection and safekeeping of assets, the investment of trust assets, the distribution of income, the preparation of reports for court and tax purposes, the preparation of tax returns, the distribution of assets as required and communication with grantors, beneficiaries and co-trustees.

CUSTODIAN SERVICES

We provide custodian services, including the safekeeping of securities, the settlement of securities transactions, the execution of trades and the automatic investment of cash balances.

LENDING ACTIVITIES

Through Boston Private Bank & Trust Company, we specialize in lending to individuals and small businesses, including non-profit organizations, partnerships and professional corporations and associations. Loans made by Boston Private Bank & Trust Company to individuals include residential mortgage loans, unsecured and secured personal lines of credit, home equity loans, mortgage loans on investment and vacation properties, letters of credit and overdraft protection. Loans to businesses include commercial mortgage loans, revolving lines of credit, working capital loans, equipment financing and letters of credit. Generally, we lend only to borrowers located in eastern New England or to borrowers who may be located farther away, but who have collateral deposited with us in the form of cash or marketable securities or other collateral within our market area.

ASSET AND LIABILITY MANAGEMENT

Generally, our objective with respect to asset and liability management is to maximize profit potential while minimizing the vulnerability of our operations to changes in interest rates by means of managing the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. Our actions in this regard are taken under the guidance of an Asset and Liability Management Committee which is comprised of members of senior management. This committee is involved in formulating the economic assumptions that we use in our financial planning and budgeting process and establishes policies which control and monitor the sources, uses and pricing of funds.

INVESTMENT ACTIVITIES

Our investment activities are an integral part of our overall asset/liability management. Our banking investment policy is to establish a portfolio which will provide liquidity necessary to facilitate funding of loans and to cover deposit fluctuations while at the same time achieving a satisfactory return on the funds invested. The securities in which we may invest are subject to regulation and limited to securities which are considered "investment grade" securities.

SOURCES OF FUNDS


Deposits made at Boston Private Bank & Trust Company's office locations and through ATMs provide a major source of funds for use in lending and for other general business purposes. In addition, Boston Private Bank & Trust Company also relies on borrowings as a source of funds for its operations. As a result, Boston Private Bank & Trust Company has established various borrowing arrangements, including Federal Home Loan Bank of Boston advances, the sale of securities to institutional investors under repurchase agreements and, from time to time, the purchase of federal funds from other banking institutions.


LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. One of our subsidiaries has recently received correspondence on behalf of one of its former investment management clients claiming that the subsidiary is responsible for underperformance of allegedly $5.1 million when compared to the former client's portfolio performance targets. Our subsidiary disputes the former client's allegations and, if legal action is commenced, we intend to defend the matter vigorously.

                              SELLING STOCKHOLDERS



The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of August 31, 2000, the number of shares that the selling stockholders will sell in this offering and the number of shares that the selling stockholders will beneficially own upon completion of this offering. The selling stockholders have furnished to us the information set forth below and this information is accurate to the best of our knowledge.



                                                     BENEFICIAL OWNERSHIP                 BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING(2)                    AFTER OFFERING
                                                    -----------------------   SHARES TO   ---------------------
NAME(1)                                               SHARES      PERCENT      BE SOLD     SHARES      PERCENT
-------                                             ----------   ----------   ---------   ---------   ---------
Richard N. Thielen(3).............................   290,236        2.46%      59,000      231,236      1.96%
James D. Henderson(4).............................    88,580           *        5,000       83,580         *


------------------------


* Less than one percent.



(1) The address for Messrs. Thielen and Henderson is c/o Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.



(2) In computing the number of shares of common stock beneficially owned by a person, shares of common stock subject to options and warrants held by that person that are currently exercisable or that become exercisable within 60 days of August 31, 2000 and shares of common stock issuable upon conversion of currently convertible securities or securities that could become convertible held by that person are deemed outstanding. For purposes of computing the percentage of outstanding shares of common stock beneficially owned by such person, the shares subject to options or warrants or underlying convertible securities that are currently exercisable or convertible within 60 days of August 31, 2000, are deemed to be outstanding for such person but are not deemed to be outstanding for purposes of computing the ownership percentage of any other person. As of August 31, 2000, a total of 11,776,488 shares of common stock were outstanding.



(3) Includes 1,250 shares of common stock subject to options exercisable within 60 days and 30,000 shares owned by Mr. Thielen's children, of which Mr. Thielen disclaims beneficial ownership. Excludes 3,750 shares of common stock subject to options that are not exercisable within 60 days.
    Mr. Thielen is the President and Chief Executive Officer of RINET and a member of our board of directors.



(4) Includes 66,620 shares of common stock subject to options exercisable within 60 days. Excludes 28,788 shares of common stock subject to options that are not exercisable within 60 days. Mr. Henderson is the Executive Vice President, Investment Management & Trust of Boston Private Bank & Trust Company.

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, to register the shares offered in this offering. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. For further information about our company and our common stock, you should read the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning documents we have filed with the SEC as exhibits to the registration statement or otherwise are not necessarily complete and, in each instance, you should refer to the actual filed document.

We have not authorized anyone to provide you any information different from that contained in this prospectus. The common stock may be offered for sale only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, Mail Stop 1-2, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available from The Nasdaq Stock Market, Inc. and at the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the completion of the sale all the shares of common stock offered under this prospectus:

 - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

 - our Quarterly Report on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2000,

 - our Current Reports on Form 8-K dated June 27 and July 21, 2000, and

 - the description of our common stock contained in the registration statement on Form SB-2 filed on August 30, 1993, including all amendments and reports updating such description.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Corporate Secretary (telephone number (617) 912-1900).

                                  UNDERWRITING


Our company and the selling stockholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., The Robinson-Humphrey Company, LLC and Tucker Anthony Incorporated are acting as representatives of the underwriters.


The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:


      UNDERWRITER                                                   NUMBER OF SHARES
      -----------                                                   ----------------
      CIBC World Markets Corp.....................................
      The Robinson-Humphrey Company, LLC..........................
      Tucker Anthony Incorporated.................................
                                                                       ---------
      Total.......................................................     3,064,000
                                                                       =========


The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about       , 2000 against payment
in immediately available funds. The representatives have advised our company that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities
dealers at such price less a concession of $   per share. The underwriters may
also allow, and such dealers may re-allow, a concession not in excess of $   per
share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.


Our company has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares from our company to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price
to public will be $    million and the total proceeds to our company will be
$    million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.



The following table provides information regarding the amount of the discount to be paid to the underwriters by our company and the selling stockholders:



                                                      TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                          PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                          ---------   -------------------------   ---------------------------
Boston Private..........................  $                  $                             $
Selling stockholders....................
    Total...............................

Our company estimates that total expenses of the offering, excluding the underwriting discount, will be approximately $300,000.


Our company and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.



Our company and its executive officers and directors have agreed to a 90-day "lock up" with respect to 3,886,972 shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 90 days following the date of this prospectus, our company and such persons may not offer, sell, pledge or otherwise dispose of our securities without the prior written consent of CIBC World Markets Corp.


Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

 - STABILIZING TRANSACTIONS--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 - OVER-ALLOTMENTS AND SYNDICATE COVERING TRANSACTIONS--The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

 - PENALTY BIDS--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

 - PASSIVE MARKET MAKING--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of such transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.


Neither our company, the selling stockholders nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for our company by our counsel, Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters in connection with the offering will be passed upon for the underwriters by their counsel, Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett may rely as to matters of Massachusetts law upon the opinion of Goodwin, Procter & Hoar LLP.

                                    EXPERTS

The consolidated financial statements of our company and its subsidiaries included in the Annual Report on Form 10-K for the year ended December 31, 1999 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------


                    BOSTON PRIVATE FINANCIAL HOLDINGS, INC.



                                3,064,000 SHARES
                                  COMMON STOCK


                                ----------------
                                   PROSPECTUS
                              -------------------

                                             , 2000

                               CIBC WORLD MARKETS

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                                 TUCKER ANTHONY
                                CAPITAL MARKETS

------------------------------------------------------------


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the estimated expenses of the distribution of the shares of common stock being registered hereunder:


      SEC Registration Fee........................................  $ 10,206
      NASD Filing Fees............................................  $  4,284
      Printing Expenses...........................................  $100,000
      Legal Fees and Expenses.....................................  $100,000
      Accounting Fees and Expenses................................  $ 50,000
      Blue Sky Qualification Fees and Expenses....................  $  5,000
      Transfer Agent and Registrar's Fees.........................  $ 20,000
      Miscellaneous Costs.........................................  $ 10,510
                                                                    --------
      Total.......................................................  $300,000
                                                                    ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is a Massachusetts corporation. Reference is made to Chapter 156B, Section 13 of the Massachusetts Business Corporation Law (the "MBCL"), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of the MBCL (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain stockholders) or (iv) for any transaction from which a director derived an improper personal benefit. The Registrant has adopted such provisions in its Articles of Organization.

Reference also is made to Chapter 156B, Section 67 of the MBCL, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, a by-law adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. The Registrant's Articles of Organization provide for indemnification to the full extent permitted under Section 67.

The Registrant and its directors and officers currently carry liability insurance.

ITEM 16. EXHIBITS.


       EXHIBIT
       NUMBER                      DESCRIPTION
---------------------              -----------
         *1.1                --    Form of Underwriting Agreement
         *5.1                --    Opinion of Goodwin, Procter & Hoar LLP
         23.1                --    Consent of KPMG LLP
        *23.2                      Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
                             --    5.1)
        *24.1                --    Power of Attorney (included on signature page)


------------------------

*Previously filed.

ITEM 17. UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C.  The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts on September 1, 2000.



                                                       BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

                                                       BY:            /S/ WALTER M. PRESSEY
                                                            -----------------------------------------
                                                                        Walter M. Pressey
                                                                     CHIEF FINANCIAL OFFICER


                               POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       Chairman of the Board and
                          *                              Chief Executive Officer
     -------------------------------------------         (Principal Executive       September 1, 2000
                  Timothy L. Vaill                       Officer)

                                                       Executive Vice President
                                                         and
                /S/ WALTER M. PRESSEY                    Chief Financial Officer
     -------------------------------------------         (Principal Financial       September 1, 2000
                  Walter M. Pressey                      Officer and Principal
                                                         Accounting Officer)

                          *
     -------------------------------------------       Director                     September 1, 2000
                Herbert S. Alexander

                          *
     -------------------------------------------       Director                     September 1, 2000
                Arthur J. Bauernfeind

                          *
     -------------------------------------------       Director                     September 1, 2000
                 Eugene S. Colangelo

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *
     -------------------------------------------       Director                     September 1, 2000
                  C. Michael Hazard

                          *
     -------------------------------------------       Director                     September 1, 2000
                Lynn Thompson Hoffman

                          *
     -------------------------------------------       Director                     September 1, 2000
                     Allen Sinai

                          *
     -------------------------------------------       Director                     September 1, 2000
                Charles O. Wood, III

                          *
     -------------------------------------------       Director                     September 1, 2000
                  Peter C. Bennett

                          *
     -------------------------------------------       Director                     September 1, 2000
                   Richard Thielen

                 * WALTER M. PRESSEY
     -------------------------------------------
                  Walter M. Pressey
                  ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                      DESCRIPTION
---------------------              -----------
         *1.1                --    Form of Underwriting Agreement
         *5.1                --    Opinion of Goodwin, Procter & Hoar LLP
         23.1                --    Consent of KPMG LLP
        *23.2                      Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
                             --    5.1)
        *24.1                --    Power of Attorney (included on signature page)


------------------------

* Previously filed.